NOTICE TO THE MARKET

NU HOLDINGS LTD.

Grand Cayman, Cayman Islands, April 20, 2022 – Nu Holdings Ltd. ("Nu" or the "Company") (NYSE: NU | B3: NUBR33) hereby informs its shareholders and the market that it has filed today, April 20, its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission ("SEC"). In addition, the Company has filed its Annual Report as the Reference Form, the Formulário de Referência, with the Brazilian Securities and Exchange Commission, the Comissão de Valores Mobiliários ("CVM"). Both documents are for the fiscal year ended December 31, 2021.

The documents have been posted on our Investor Relations website: www.investor.nu.

Company shareholders may receive a hard copy of the Form 20-F, which contains our complete audited financial statements, free of charge, upon request. Requests should be directed to:

Investor Relations

Guilherme Lago

investors@nubank.com.br